
Mail Stop 4628

July 26, 2018

Kyle N. Roane
Executive Vice President, General
Counsel and Corporate Secretary
WildHorse Resource Development Corporation
9805 Katy Freeway, Suite 400
Houston, TX 77024

> **Re: WildHorse Resource Development Corporation**
> **Registration Statement on Form S-4**
> **Filed July 20, 2018**
> **File No. 333-226265**

Dear Mr. Roane:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Anuja A. Majmudar, Attorney-Advisor, at 202-551-3844 with any questions.

Sincerely,

/s/ Kevin M. Dougherty *for*

John Reynolds
Assistant Director
Office of Natural Resources

cc: Douglas E. McWilliams
        Vinson & Elkins L.L.P.